(As filed with the Securities and Exchange Commission September 18, 2003)

                                                               File No. 70-[___]
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM U-1

                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                  NiSource Inc.
                     Northern Indiana Public Service Company
                 Kokomo Gas and Fuel Company and its subsidiary
        Northern Indiana Fuel and Light Company, Inc. and its subsidiary
                      EnergyUSA, Inc. and its subsidiaries
                              Primary Energy, Inc.
                         NiSource Capital Markets, Inc.
                             NiSource Finance Corp.
                        Granite State Transmission, Inc.
                           Crossroads Pipeline Company
             NiSource Development Company, Inc. and its subsidiaries
                  NI Energy Services, Inc. and its subsidiaries
                       NiSource Corporate Services Company
                       NiSource Energy Technologies, Inc.
                 IWC Resources Corporation and its subsidiaries
                              Columbia Energy Group
                      Columbia Atlantic Trading Corporation
                      Columbia Deep Water Services Company
                      Columbia Energy Services Corporation
                Columbia Remainder Corporation and its subsidiary
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

                              Bay State Gas Company
                            Northern Utilities, Inc.
                               Bay State GPE, Inc.
                               300 Friberg Parkway
                      Westborough, Massachusetts 01581-5039

                         Columbia Gas of Kentucky, Inc.
                           Columbia Gas of Ohio, Inc.
                         Columbia Gas of Maryland, Inc.
                       Columbia Gas of Pennsylvania, Inc.
                         Columbia Gas of Virginia, Inc.
                    Columbia Accounts Receivable Corporation
              Columbia Service Partners, Inc. and its subsidiaries
                             200 Civic Center Drive
                              Columbus, Ohio 43215

                      Columbia Gas Transmission Corporation
                            12801 Fair Lakes Parkway
                          Fairfax, Virginia 22030-0146

                       Columbia Gulf Transmission Company
                             2603 Augusta, Suite 125
                              Houston, Texas 77057

            Columbia Network Services Corporation and its subsidiary
                                1600 Dublin Road
                            Columbus, Ohio 43215-1082

                     NiSource Insurance Corporation Limited
                  (f/k/a Columbia Insurance Corporation, Ltd.)
                              20 Parliament Street
                                 P.O. Box HM 649
                             Hamilton HM CX, Bermuda

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
              -----------------------------------------------------

                                  NISOURCE INC.

 (Name of top registered holding company parent of each applicant or declarant)
             -------------------------------------------------------

                              Jeffrey W. Grossman,
                          Vice President and Controller
                                  NiSource Inc.
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

                     (Name and address of agent for service)
            --------------------------------------------------------

The Commission is requested to mail copies of all orders, notices and other communications to:

     Peter V. Fazio, Jr., Esq.                William T. Baker, Jr., Esq.
     Schiff Hardin & Waite                    Thelen Reid & Priest LLP
     6600 Sears Tower                         875 Third Avenue
     Chicago, Illinois  60606-6473            New York, New York  10022

                                TABLE OF CONTENTS


ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION...................................1
         -----------------------------------

         1.1    INTRODUCTION...................................................1
                ------------
         1.2.   THE CURRENT ORDERS.............................................2
                ------------------
         1.3.   CAPITALIZATION OF NISOURCE AND SUBSIDIARIES....................5
                -------------------------------------------
                  1.3.1  Outstanding Securities of NiSource....................5
                         ----------------------------------
                  1.3.2  Outstanding Securities of Columbia....................5
                         ----------------------------------
                  1.3.3  Consolidated Capitalization...........................6
                         ---------------------------
         1.4.   SUMMARY OF REQUESTED APPROVALS.................................6
                ------------------------------
         1.5    USE OF PROCEEDS................................................9
                ---------------
         1.6    DESCRIPTION OF PROPOSED FINANCING PROGRAM......................9
                -----------------------------------------
                1.6.1  Parameters Applicable to Authorized External Financing
                       ------------------------------------------------------
                       Transactions............................................9
                       ------------
                1.6.2  NiSource External Financing............................10
                       ---------------------------
                1.6.3  Financing by Columbia..................................15
                       ---------------------
                1.6.4  Utility Subsidiary Financing...........................15
                       ----------------------------
                1.6.5  Non-Utility Subsidiary Financing.......................16
                       --------------------------------
         1.7    CONTINUATION OF MONEY POOLS...................................17
                ---------------------------
         1.8    GUARANTEES....................................................19
                ----------
                1.8.1  Parent Guarantees......................................20
                       -----------------
                1.8.2  Non-Utility Subsidiary Guarantees......................20
                         ---------------------------------
         1.9  HEDGING TRANSACTIONS............................................21
              --------------------
              1.9.1  Interest Rate Hedges.....................................21
                     --------------------
              1.9.2  Anticipatory Hedges......................................21
                     -------------------
         1.10  CHANGES IN CAPITALIZATION OF MAJORITY-OWNED SUBSIDIARIES.......22
               --------------------------------------------------------
         1.11  FINANCING SUBSIDIARIES.........................................22
               ----------------------
         1.12  INTERMEDIATE SUBSIDIARIES......................................23
               -------------------------
         1.13  SUBSEQUENT REORGANIZATIONS OF NON-UTILITY SUBSIDIARIES.........25
               -------------------------------------------------------
         1.14  EXPENDITURES ON DEVELOPMENT ACTIVITIES.........................25
               ---------------------------------------
         1.15 SALES OF SERVICES AND GOODS AMONG SUBSIDIARIES..................26
              ----------------------------------------------
         1.16 ACTIVITIES OF ENERGY-RELATED SUBSIDIARIES OUTSIDE THE
              ------------------------------------------------------
              UNITED STATES...................................................26
              -------------
         1.17  DISTRIBUTIONS OUT OF CAPITAL OR UNEARNED SURPLUS...............28
               ------------------------------------------------
               1.17.1  Distributions by Columbia..............................28
                       -------------------------
               1.17.2  Payment of Dividends by Non-Utility Subsidiaries.......29
                       ------------------------------------------------
         1.18  TAX ALLOCATION AGREEMENT.......................................30
               ------------------------
         1.19  CERTIFICATES OF NOTIFICATION...................................30
               ----------------------------

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.......................................32
         ------------------------------


ITEM 3.  APPLICABLE STATUTORY PROVISIONS......................................32
         -------------------------------

         3.1  GENERAL.........................................................32
              -------
         3.2  COMPLIANCE WITH RULES 53 AND 54.................................32
              -------------------------------

ITEM 4.  REGULATORY APPROVALS.................................................33
         --------------------


ITEM 5.  PROCEDURE............................................................33
         ----------

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS....................................34
         ---------------------------------

         A.  EXHIBITS.........................................................34
             --------
         B.  FINANCIAL STATEMENTS.............................................35
             --------------------

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS..............................36
         ---------------------------------------

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION
          -----------------------------------

          1.1 INTRODUCTION NiSource Inc. ("NiSource"), a registered holding company,(1) and its direct and indirect public-utility and non-utility subsidiary companies, are seeking herein to extend, restate and modify their current authorizations under various orders summarized below in Item 1.2 (the "Current Orders") to engage in external and intrasystem financing and related transactions during the period through December 31, 2006 (the "Authorization Period"). The order issued in this proceeding will replace and supersede the Current Orders.

          NiSource and its wholly-owned subsidiary, Columbia Energy Group ("Columbia"), also a registered holding company, directly and indirectly own all of the issued and outstanding common stock of ten public utility subsidiary companies: Northern Indiana Public Service Company ("Northern Indiana"), Kokomo Gas and Fuel Company ("Kokomo") and Northern Indiana Fuel and Light Company, Inc. ("NIFL"), Bay State Gas Company ("Bay State"),(2) Northern Utilities, Inc. ("Northern Utilities"), Columbia Gas of Kentucky, Inc. ("Columbia Kentucky"), Columbia Gas of Maryland, Inc. ("Columbia Maryland"), Columbia Gas of Ohio, Inc. ("Columbia Ohio"), Columbia Gas of Pennsylvania, Inc. ("Columbia Pennsylvania") and Columbia Gas of Virginia, Inc. ("Columbia Virginia") (collectively, the "Utility Subsidiaries"). Together, the Utility Subsidiaries distribute gas at retail in portions of Indiana, Ohio, Virginia, Maryland, Kentucky, Pennsylvania, Massachusetts, New Hampshire and Maine. Northern Indiana also generates, transmits and sells electricity in 21 counties in the northern part of Indiana.

         NiSource also holds directly or indirectly numerous non-utility subsidiaries and investments. Its principal non-utility subsidiaries are:
NiSource Corporate Services Company ("NiSource Services"), a subsidiary service company; Columbia Gas Transmission Corporation, Columbia Gulf Transmission Company, Granite State Transmission, Inc., and Crossroads Pipeline Company, which are engaged in interstate natural gas transportation and storage; Primary Energy, Inc., an intermediate subsidiary that owns all of the outstanding common stock of Whiting Clean Energy, Inc., an "exempt wholesale generator" ("EWG") under Section 32 of the Act; EnergyUSA, Inc., which serves as the holding company for subsidiaries that are engaged in energy marketing and in providing energy management services; NiSource Development Company, Inc., which holds passive investments in affordable housing projects that qualify for federal income tax credits and in other real estate ventures that are intended to complement NiSource's energy businesses; NiSource Insurance Corporation Limited, a captive insurance subsidiary. NiSource also holds all of the common stock of IWC Resources Corporation, which was previously the holding company for several water distribution companies;(3) and two special purpose financing subsidiaries,


-------------------

(1)  See NiSource Inc., et al., Holding Co. Act Release No. 27263 (Oct. 30,
     2000) (the "Merger Order").

(2) Bay State is an exempt holding company pursuant to Rule 2. See File No. 69-340.

(3) The principal operating assets of IWC Resources Corporation and its subsidiaries were sold in April 2002 in accordance with the Commission's divestiture order under Section 11(b)(1) of the Act.

NiSource Finance Corp. ("NiSource Finance") and NiSource Capital Markets, Inc. ("Capital Markets"), through which NiSource issues long-term and short-term debt securities.

          For the year ended December 31, 2002, NiSource reported consolidated gross revenues, operating income and net income of $5,546,900,000, $1,202,700,000, and $372,500,000. NiSource derived 38% of its consolidated operating income from gas distribution, 33% from gas transportation and storage, 27% from electric utility operations, and 2% from gas and oil exploration and production and other unregulated businesses. At June 30, 2003, NiSource had total consolidated assets of $16,896,900,000, including net property, plant and equipment of $10,068,000,000.

         As used in the remainder of this Application/Declaration, the term "Non-Utility Subsidiaries" shall mean each of the direct and indirect non-utility subsidiaries of NiSource (other than Columbia). The term "Non-Utility Subsidiaries" also includes any direct or indirect non-utility subsidiary acquired or formed, directly or indirectly, by NiSource after the effective date of the order in this proceeding pursuant to the authorization of the Commission (including the authorizations requested in Items 1.11 and 1.12 below) or in a transaction that is exempt under the Act (specifically, Sections 32, 33 and 34) or the rules thereunder (including, specifically, Rule 58). The term "Subsidiaries" means the Utility Subsidiaries and the Non-Utility Subsidiaries. NiSource, Columbia and the Subsidiaries are sometimes hereinafter collectively referred to as the "Applicants."

          1.2 THE CURRENT ORDERS. NiSource and Columbia and their respective subsidiaries are authorized under the Current Orders to engage in a program of external and intrasystem financing, to issue guarantees and other forms of credit support, to organize and acquire the securities of specified types of new subsidiaries, to pay dividends out of capital and unearned surplus, to reorganize and recapitalize subsidiaries, and to engage in other related transactions through December 31, 2003. The Current Orders are summarized below:

          File No. 70-9681 - By order dated November 1, 2000,(4) as supplemented by orders dated March 21, 2001(5) and September 12, 2002,(6) (i) NiSource is authorized to maintain in place the indebtedness (the "Acquisition Debt") incurred to fund the cash portion of the purchase price paid in connection with its acquisition of Columbia in November 2000 and any extensions, renewals or replacements thereof, and the associated guarantees;(7) (ii) NiSource is authorized to issue and sell from time to time, directly or indirectly through one or more direct Financing Subsidiaries (as defined below), equity securities and long-term debt securities in an aggregate amount at any time outstanding not to exceed $12 billion, provided that shares of common stock issuable with respect to certain outstanding equity-linked securities of NiSource and any shares of preferred stock issued pursuant to the NiSource's Shareholder Rights Agreement ("Rights Plan") will not count against this limit, and to issue and sell from time to time, directly or indirectly through one or more Financing


-------------------

(4)  Holding Co. Act Release No. 27265.

(5) Holding Co. Act Release No. 27361 (authorizing increase in short-term debt limit of NiSource from $2 billion to $3.4 billion).

(6)  Holding Co. Act Release No. 27567 (authorizing tax allocation agreement).

(7)  The components of the Acquisition Debt are described in Item 1.18 below.

          Subsidiaries, unsecured short-term indebtedness having maturities of less than one year in an aggregate principal amount at any time outstanding not to exceed $3.4 billion; (iii) the pre-merger Utility Subsidiaries of NiSource are authorized to issue and sell from time to time short-term debt securities in an aggregate amount at any one time outstanding not to exceed the following amounts: (A) Northern Indiana
          - $1 billion; (B) Kokomo - $50 million; (C) NIFL - $50 million;
          (D) Bay State - $250 million; and (E) Northern Utilities - $50 million; (iv) NiSource is authorized, directly or through one or more Financing Subsidiaries, to guarantee indebtedness or contractual obligations or provide other forms of credit support on behalf or for the benefit of its Subsidiaries in an aggregate principal or nominal amount not to exceed $5 billion at any one time outstanding;
          (v) Non-Utility Subsidiaries are authorized to provide guarantees of indebtedness or contractual obligations or provide other forms of credit support on behalf or for the benefit of other Non-Utility Subsidiaries in an aggregate principal or nominal amount not to exceed $2 billion at any one time outstanding, exclusive of any guarantees that are exempt pursuant to Rule 45(b) and Rule 52(b); (vi) NiSource and, to the extent not exempt under Rule 52, the Subsidiaries are authorized to enter into hedging transactions with respect to the outstanding indebtedness and anticipatory debt offerings in order to manage and minimize interest rate costs; (vii) the Applicants are authorized to change the terms of the authorized capitalization of any Subsidiary, provided that, if a Subsidiary is not wholly owned, all other required shareholder consents have been obtained for such change; (viii) the Applicants (other than Columbia) are authorized to acquire the equity securities of one or more additional special-purpose subsidiaries ("Financing Subsidiaries") organized solely to facilitate a financing and to guarantee the securities issued by such Financing Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52(b); (ix) NiSource is authorized to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Non-Utility Subsidiaries, including but not limited to "exempt wholesale generators" ("EWGs"), "foreign utility companies" ("FUCOs"), companies engaged or formed to engage in activities permitted by Rule 58 ("Rule 58 Subsidiaries"), or "exempt telecommunications companies" ("ETCs"), provided that Intermediate Subsidiaries may also engage in administrative activities and development activities relating to their exempt and authorized non-utility subsidiaries, provide operating services to such entities, and make expenditures of up to $250 million on preliminary development activities relating to potential new non-utility investments;
          (x) NiSource is authorized to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-Utility Subsidiaries and the activities and functions related to such Non-Utility Subsidiaries; (xi) Non-Utility Subsidiaries are exempt from the at-cost requirements of Section 13(b) with respect to the sale of goods and services to other Non-Utility Subsidiaries, subject to certain limitations and restrictions; (xii) Non-Utility Subsidiaries are authorized to engage in certain categories of activities permitted under Rule 58 outside the United States, subject to certain limitations; (xiii) Columbia is authorized to pay dividends out of capital and unearned surplus in an amount no greater than the net proceeds realized from the sale of the securities or assets of any of its non-utility subsidiaries and/or to use such net proceeds to reacquire shares of its common stock that are held by NiSource, and the Non-Utility Subsidiaries are authorized to pay dividends out of capital and unearned surplus to the extent permitted under applicable law and the terms of any credit arrangements to which they may be parties; and (xiv) the Applicants are authorized to allocate consolidated income tax liability pursuant to an agreement that does not conform in all respects to the requirements of Rule 45(c).

          File No. 70-9945 - By order dated December 19, 2001,(8) as supplemented by orders dated June 3, 2002(9) and August 8, 2002,(10) NiSource, the Utility Subsidiaries and certain of the Non-Utility Subsidiaries are authorized to participate in the formation and funding of a system money pool arrangement ("Money Pool") and, to the extent not exempt under Rules 45(b) and 52, to extend credit to and make borrowings from each other (and in connection therewith to issue their promissory notes evidencing borrowings), subject to various restrictions(11) and specified limitations on the amount of borrowings by each of the Utility Subsidiaries (other than Columbia Virginia, whose borrowings are exempt pursuant to Rule 52(a)). In addition, Columbia Maryland is authorized to issue and sell from time to time, and Columbia is authorized to acquire, Columbia Maryland's common stock and long-term debt securities in an aggregate amount not to exceed $40 million.

          File Nos. 70-8925, 70-9129 and 70-9359 - By orders dated December 23, 1996,(12) December 22, 1997,(13) and June 8, 1999,(14) Columbia is
          authorized to issue and sell equity and long-term debt securities in an aggregate amount not to exceed $6 billion at any one time outstanding through December 31, 2003, provided that, in accordance with the November 1, 2000 order issued in File No. 70-9681, supra, Columbia may issue common stock only to NiSource. In addition, Columbia is authorized to enter into guarantee arrangements, obtain letters of credit, and otherwise provide credit support for its subsidiary companies in an amount not to exceed $5 billion at any one time outstanding through December 31, 2003. Columbia is also authorized to issue and sell short-term debt securities (that is, debt securities with maturities of one year or less) in an amount not to exceed $2 billion at any one time outstanding through December 31, 2003 and to make direct short-term loans to Columbia Ohio, Columbia Pennsylvania, Columbia Kentucky, and Columbia Maryland, and such Utility Subsidiaries are authorized to make direct borrowings from Columbia.(15) Columbia relinquished its authority to issue short-term debt to external lenders as part of NiSource's request for


-------------------

(8)  Holding Co. Act Release No. 27479.

(9) Holding Co. Act Release No. 27535 (releasing jurisdiction over participation by Bay State and Northern Utilities in system money pool).

(10) Holding Co. Act Release No. 27559 (releasing jurisdiction over participation by Granite State Gas Transmission, Inc. in system money pool).

(11) Among these restrictions, NiSource, Columbia, NiSource Finance, and Capital Markets are authorized to participate in the Money Pool as lenders only.

(12) Holding Co. Act Release No. 26634.

(13) Holding Co. Act Release No. 26798.

(14) Holding Co. Act Release No. 27035.

(15) Direct borrowings from Columbia by Columbia Virginia are exempt under Rule 52.

          authorization to increase its short-term debt limit from $2 billion to $3.4 billion in File No. 70-9681 (see footnote 5 above). Columbia was also authorized to fund a system money pool, and certain of its subsidiaries were authorized to extend credit to and make borrowings from each other (and to issue notes evidencing such borrowings) pursuant to the Columbia system money pool, but such money pool has been terminated and Columbia and certain of its subsidiaries are now participants in the NiSource Money Pool as authorized in File No. 70-9945 (see preceding paragraph).

          1.3  CAPITALIZATION OF NISOURCE AND SUBSIDIARIES.
               -------------------------------------------

               1.3.1 Outstanding Securities of NiSource. The authorized capital stock of NiSource consists of 420,000,000 shares, $0.01 par value, of which 400,000,000 are common shares ("Common Stock") and 20,000,000 are preferred shares ("Preferred Stock"). As of June 30, 2003, 262,794,466 shares of Common Stock were issued and outstanding. NiSource does not have any outstanding shares of Preferred Stock, but 4,000,000 shares have been designated as Series A Junior Participating Preferred Shares and reserved for issuance under the Rights Plan (Exhibit B-2 hereto). NiSource also has 55.5 million Stock Appreciation Income Linked Securities ("SAILS") issued and outstanding. Each unit of the SAILS consists of a zero coupon debenture with a stated amount of $2.60 and a purchase contract requiring the holder thereof to purchase, for $2.60 cash, a fractional number of shares of Common Stock based on a settlement rate indexed to the market price of Common Stock.(16) The purchase contract settlement date will be on November 1, 2004, and the debentures, which will mature on November 1, 2006, have been pledged to secure the holders' obligation to purchase Common Stock under the purchase contract. At June 30, 2003 the aggregate face amount of the debentures embedded in the SAILS was $130,680,254. In addition, at June 30, 2003, NiSource (through its Financing Subsidiaries) had outstanding unsecured long-term indebtedness (not including current portion) totaling $2,540,335,400 with various maturities between April 2005 and December 2027, and $859,400,000 of short-term borrowings under its 3-year credit facility.

               1.3.2 Outstanding Securities of Columbia. The authorized capital stock of Columbia consists of 3,000 shares of common stock, $0.01 par value, all of which are held by NiSource. In addition, at June 30, 2003, Columbia had outstanding unsecured long-term indebtedness (not including current portion) totaling $1,355,166,000, consisting of five series of debentures having maturities between November 2005 and November 2025.

               1.3.3 Consolidated Capitalization. NiSource's consolidated capitalization (including short-term debt) at June 30, 2003 was as follows:


----------------------     -----------------      ----------
Common Stock Equity          $4,257,300,000          38.11%
----------------------     -----------------      ----------
Preferred Stock                 $84,900,000           0.76%
----------------------     -----------------      ----------
Long-term Debt               $5,041,700,000          45.14%
----------------------     -----------------      ----------
Short-term Debt*             $1,786,200,000          15.99%
----------------------     -----------------      ----------
      Total                 $11,170,100,000         100.00%
----------------------     -----------------      ----------

    *  Including current portion of Long-term Debt.


-------------------

(16) The SAILS represented a portion of the total consideration paid to Columbia's shareholders in connection with NiSource's acquisition of Columbia in November 2000.

          Columbia's consolidated capitalization (including short-term debt) at June 30, 2003 was as follows:

----------------------     ----------------       ----------
Common Stock Equity         $2,591,200,000          65.08%
----------------------     ----------------       ----------
Preferred Stock                         $0              0%
----------------------     ----------------       ----------
Long-term Debt              $1,390,100,000          34.91%
----------------------     ----------------       ----------
Short-term Debt*                  $200,000           0.01%
----------------------     ----------------       ----------
      Total                 $3,981,500,000         100.00%
----------------------     ----------------       ----------

     *  Including current portion of Long-term Debt.

NiSource's senior unsecured debt is currently rated BBB by Standard & Poor's Inc. ("S&P") and Baa3 by Moody's Investor Service ("Moody's").

          1.4 SUMMARY OF REQUESTED APPROVALS. The Applicants request authorization for a program of external and intrasystem financing, credit support arrangements, and other related proposals through the Authorization Period, as follows:

          (i) NiSource requests authority to increase its capitalization by issuing and selling from time to time during the Authorization Period, directly or indirectly through one or more Financing
               Subsidiaries: (i) additional shares of Common Stock or options, warrants, forward equity purchase contracts, or other rights that are exercisable or exchangeable for or convertible into Common Stock, (ii) Preferred Stock or other types of preferred securities (including specifically trust preferred securities) (together, "Preferred Securities") and equity-linked securities ("Equity-linked Securities"), and (iii) notes, debentures and other forms of long-term debt securities having maturities of one year or more up to 50 years ("Long-term Debt"), in an aggregate amount not to exceed $6 billion, provided that (A) securities issued for ------------- purposes of refunding or replacing other outstanding long-term securities where NiSource's capitalization is not increased as a result thereof, and (B) any shares of Preferred Stock issued under the Rights Plan shall not be counted against this proposed limitation on new long-term financing. In addition, NiSource requests authority to issue and sell from time to time, directly or indirectly through one or more Financing Subsidiaries, unsecured short-term indebtedness having maturities of less than one year ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $2.5 billion.

          (ii) Columbia requests authorization to increase its capitalization by issuing additional shares of its common stock to NiSource and/or long-term debt securities having maturities of up to 50 years to NiSource or a Finance Subsidiary of NiSource or to unaffiliated third-party lenders in an aggregate amount not to exceed $3 billion (excluding securities issued for purposes of refunding or replacing other outstanding long-term securities where Columbia's capitalization is not increased as a result thereof).

          (iii) Columbia Maryland requests authorization to issue and sell from time to time, and Columbia requests authorization to acquire, additional shares of Columbia Maryland's common stock and long-term debt securities. The aggregate amount of common stock and/or long-term debt securities to be issued by Columbia Maryland during the Authorization Period will not to exceed $40 million.

          (iv) NiSource, directly or through one or more Financing Subsidiaries, and Columbia request authority to guarantee indebtedness or contractual obligations or provide other forms of credit support ("Parent Guarantees") on behalf or for the benefit of any of their Subsidiaries in an aggregate principal or nominal amount not to exceed $3.5 billion in the case of NiSource and $3.5 billion in the case of Columbia at any one time outstanding, provided that any securities issued by a Financing Subsidiary of NiSource that are guaranteed or supported by other forms of credit enhancement provided by NiSource will also not count against the limitation on Parent Guarantees.

          (v) Non-Utility Subsidiaries request authorization to provide guarantees of indebtedness or contractual obligations or provide other forms of credit support ("Non-Utility Subsidiary Guarantees") on behalf or for the benefit of other Non-Utility Subsidiaries in an aggregate principal or nominal amount not to exceed $2 billion at any one time outstanding, exclusive of any guarantees that are exempt pursuant to Rule 45(b) and Rule 52(b).

          (vi) NiSource and Columbia and, to the extent not exempt under Rule 52, the Subsidiaries request authorization to enter into hedging transactions ("Interest Rate Hedges") with respect to the indebtedness of such companies in order to manage and minimize interest rate costs. Such companies also request authorization to enter into hedging transactions ("Anticipatory Hedges") with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

          (vii) NiSource, for itself and on behalf of the Subsidiaries, requests authorization to change the terms of the authorized capitalization of any Subsidiary, provided that, if a Subsidiary is not wholly owned, all other required shareholder consents have been obtained for such change.

          (viii) NiSource and Columbia request authorization to acquire the equity securities of one or more additional Financing Subsidiaries, to guarantee the securities issued by such Financing Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52(b), and to issue their unsecured subordinated notes to any Financing Subsidiary to evidence the transfer of financing proceeds to the parent of the Financing Subsidiary.

          (ix) NiSource requests authorization to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Non-Utility Subsidiaries, including but not limited to EWGs, FUCOs, ETCs and Rule 58 Subsidiaries ("Intermediate

               Subsidiaries"), provided that Intermediate Subsidiaries may also provide management, administrative, project development and operating services to such entities.

          (x) NiSource requests authorization to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-Utility Subsidiaries and the activities and functions related to such investments.

          (xi) Non-Utility Subsidiaries (including Intermediate Subsidiaries) request authorization to expend up to $250 million during the Authorization Period on preliminary development activities relating to potential new non-utility investments.

          (xii) To the extent not exempt pursuant to Rule 90(d), the Non-Utility Subsidiaries request authorization to perform services and sell such goods to each other at fair market prices, determined without regard to "cost," subject to certain specified limitations.

          (xiii) NiSource requests authorization on behalf of any current and future Rule 58 Subsidiaries to engage in certain categories of activities permitted thereunder outside the United States, subject to certain limitations.

          (xiv) Columbia requests authority to pay dividends out of capital and unearned surplus in an amount equal to the net proceeds realized from the sale of the securities or assets of any of its non-utility subsidiaries and/or to use such net proceeds to reacquire shares of its common stock that are held by NiSource. Non-Utility Subsidiaries request authorization to pay dividends out of capital and unearned surplus and/or acquire, retire, or redeem the securities that they have issued to any associate company to the extent permitted under applicable law and the terms of any credit arrangements to which they may be parties.

          (xv) The Applicants request authorization to continue to allocate consolidated income tax liabilities in accordance with the Tax Allocation Agreement previously approved by the Commission for tax years ending during the Authorization Period.

          1.5 USE OF PROCEEDS. The proceeds from the financings authorized by the Commission pursuant to this Application/Declaration will be used for general corporate purposes, including (i) financing investments by and capital expenditures of NiSource and its Subsidiaries (including equity contributions, advances and loans to Columbia), (ii) the funding of future investments in EWGs, FUCOs, and Rule 58 Subsidiaries, (iii) the repayment, redemption, refunding or purchase by NiSource, Columbia or any Subsidiary of any of its own securities, and (iv) financing working capital requirements of NiSource and its Subsidiaries. Without limiting the foregoing, NiSource proposes to utilize the full amount of its requested authority to issue Short-term Debt ($2.5 billion) in order to fund advances to the Money Pool, as described in Item 1.7 below. The Applicants represent that no financing proceeds will be used to acquire the equity securities of any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58.

          1.6  DESCRIPTION OF PROPOSED FINANCING PROGRAM.
               -----------------------------------------

               1.6.1 Parameters Applicable to Authorized External Financing Transactions Authorization is requested herein to engage in financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be exempt under Rule 52, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the proposed external financing activities requested to be authorized hereby (including, without limitation, securities issued for the purpose of refinancing or refunding outstanding securities of the issuer):(17)

          Effective Cost of Money. The effective cost of capital on Long-term Debt, Preferred Securities, Equity-linked Securities, and Short-term Debt will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital (i) on any series of Long-term Debt exceed 500 basis points over a U.S. Treasury security having a remaining term equal to the term of such series, (ii) on any series of Preferred Securities or Equity-linked Securities exceed 600 basis points over a U.S. Treasury security having a remaining term equal to the term of such series, and (iii) on Short-term Debt exceed 500 basis points over the London Interbank Offered Rate ("LIBOR") for maturities of less than one year.

          Maturity. The maturity of Long-term Debt will be between one and 50 years after the issuance thereof. Preferred Securities and Equity-linked Securities will be redeemed no later than 50 years after the issuance thereof, unless converted into Common Stock, except that Preferred Stock issued directly by NiSource may be perpetual in duration.

          Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application/Declaration will not exceed the greater of (i) 5% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

          Common Equity Ratio. At all times during the Authorization Period, NiSource, Columbia and each Utility Subsidiary will maintain common equity of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term debt and short-term debt); provided that NiSource and Columbia will in any event be authorized to issue Common Stock (including pursuant to stock-based plans maintained for shareholders, employees and management) to the extent authorized herein.


-------------------

(17) The Commission has previously authorized financing transactions subject to these same general parameters. See SCANA Corporation, Holding Co. Act Release No. 27649 (Feb. 12, 2003).

          Investment Grade Ratings. Applicants further represent that, except for securities issued for the purpose of funding Money Pool operations, no guarantees or other securities, other than Common Stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application/Declaration, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of the top level registered holding company that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended ("1934 Act"). Applicants request that the Commission reserve jurisdiction over the issuance of any such securities that are rated below investment grade. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

          Authorization Period. No security will be issued pursuant to the authorization sought herein after the last day of the Authorization Period (December 31, 2006).

               1.6.2 NiSource External Financing. NiSource requests authorization to increase its capitalization through the issuance and sale of Common Stock, Preferred Securities, Equity-linked Securities and/or Long-term Debt, as described below. The aggregate amount of new long-term financing obtained by NiSource during the Authorization Period from the issuance and sale of Common Stock, when combined with the amount of new financing obtained from the issuance and sale of Preferred Securities, Equity-linked Securities and/or Long-term Debt, shall not exceed $6 billion, provided that (A) securities issued for purposes of refunding or replacing other outstanding long-term securities where NiSource's capitalization is not increased as a result thereof and (B) any shares of Preferred Stock issued under the Rights Plan shall not be counted against this limitation. In addition, NiSource requests authority to issue and sell from time to time, directly or indirectly through one or more Financing Subsidiaries, Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $2.5 billion. -

          All securities issued by NiSource in accordance with the authorization requested herein, including, without limitation, securities issued for the purpose of refunding or retiring outstanding securities, will comply with the applicable parameters set forth in Item 1.6.1 above.

          NiSource contemplates that such securities would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933, as amended ("1933 Act") in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers. If underwriters are used, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by NiSource) or directly by one or more underwriters acting alone, or may be sold directly by NiSource or through agents designated by NiSource from time to time. If dealers are utilized, NiSource will sell such securities to the dealers, as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, NiSource may grant the underwriters thereof a "green shoe" option permitting the purchase from NiSource at the same price additional shares then being offered solely for the purpose of covering over-allotments.

          NiSource and NiSource Finance have filed a Registration Statement on Form S-3 (Exhibit C-1 hereto) under the 1933 Act utilizing the "shelf" registration process, under which NiSource, directly or through NiSource Finance, may offer for sale, in one or more transactions, any combination of Common Stock, Preferred Stock, warrants to purchase Common Stock or Preferred Stock, Long-term Debt of NiSource Finance to be issued pursuant to an Indenture, dated as of November 14, 2000, among NiSource, NiSource Finance and The Chase Manhattan Bank, as trustee (Exhibit B-1 hereto) and guarantees thereof by NiSource, and Equity-Linked Securities in an aggregate amount up to $2,807,500,000. The prospectus contained in the Registration Statement provides a general description of the securities NiSource may offer. Information about the terms of any specific securities to be offered under this "shelf" registration process will be as set forth in a prospectus supplement to be filed at the time of any specific offering.

               (a) Common Stock. NiSource may issue and sell Common Stock, or options, warrants or other stock purchase rights exercisable for Common Stock, pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. NiSource may also issue Common Stock or options, warrants or other stock purchase rights exercisable for Common Stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder (specifically Rule 58).(18)

         NiSource also proposes to issue Common Stock and/or purchase shares of its Common Stock (either currently or under forward contracts) in the open market for purposes of reissuing such shares at a later date pursuant to stock-based plans which are maintained for stockholders, employees and nonemployee directors. Currently, NiSource maintains three plans under which it may directly issue or purchase in the open market shares of Common Stock. The first is the 1994 Long-Term Incentive Plan, as amended and restated ("Long-Term Incentive Plan"). The Long-Term Incentive Plan authorizes grants of restricted common stock, stock options and other stock-based awards to eligible executives and other key employees, as well as to directors of the company and its


-------------------

(18) The Commission has previously approved the issuance of common stock as consideration for the acquisition of a new business in an exempt transaction or transaction that has been approved in a separate proceeding. See e.g., SCANA Corporation, Holding Co. Act Release No. 27137 (Feb. 14,
     2000).

subsidiaries. The Long-Term Incentive Plan authorizes NiSource to issue a maximum of 21 million shares of Common Stock (or options, performance shares or other rights with respect thereto) through December 31, 2005.

          NiSource's Amended and Restated Nonemployee Director Stock Incentive Plan provides for the issuance of up to 500,000 additional shares of Common Stock to nonemployee directors. Under this plan, NiSource may grant restricted common shares to nonemployee directors of NiSource. The plan also provides for the award of nonqualified stock options and restricted stock awards. Awards of Common Stock vest in 20% annual increments, with full vesting after five years.

          NiSource also maintains an Employee Stock Purchase Plan. Under this plan, employees of NiSource and participating subsidiaries may purchase Common Stock through payroll deductions of not less than $10 in any pay period and not more than $20,000 per calendar year. Amounts deducted are used to purchase shares of Common Stock at the end of each three-month saving period at prices determined for that savings period. The purchase price is equal to 90% of the fair market value, which is defined as the closing price of Common Stock on the New York Stock Exchange on the last trading day of a savings period.

          NiSource proposes to issue shares of its Common Stock under the authorization and within the limitations set forth herein in order to satisfy its obligations under each of these existing stock-based plans, as they may be amended or extended, and similar plans or plan funding arrangements hereafter adopted without any additional Commission order. Shares of Common Stock issued under these plans may either be newly issued shares, treasury shares or shares purchased in the open market, provided that only the net proceeds from sales of newly issued shares will be counted against the overall $6 billion limitation on new long-term financing by NiSource. NiSource will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the plans pursuant to Rule 42.

               (b) Preferred Securities and Equity-linked Securities. As indicated, NiSource has not issued any Preferred Stock or other forms of Preferred Securities. In the future, however, NiSource wishes to have the flexibility to issue its authorized Preferred Stock and/or issue, directly or indirectly through one or more Financing Subsidiaries, other forms of Preferred Securities (including, without limitation, trust preferred securities or monthly income preferred securities). Preferred Stock and other forms of Preferred Securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by NiSource's board of directors. Dividends or distributions on such securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. NiSource may also issue and sell Equity-linked Securities (such as, for example, SAILS) in the form of stock purchase units, which combine a security with a fixed obligation (e.g., preferred stock or debt) with a stock purchase contract that is exercisable (either mandatorily or at the option of the holder) within a relatively short period (e.g., three to six years after issuance).(19) The dividend or distribution rates, interest rates, redemption and sinking fund provisions, conversion features, if any, and maturity dates with respect to the Preferred Stock or other types of Preferred Securities and Equity-linked Securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

          As indicated, 4,000,000 shares of Preferred Stock have been designated as Series A Junior Participating Preferred Shares ("Series A Shares") and reserved for issuance under the Rights Plan. Under the Rights Plan (Exhibit B-2 hereto), each share of Common Stock includes one preferred purchase right ("Right"), which entitles its holder to purchase one-hundredth (1/100) of a Series A Share at a price of $60 per one-hundredth of a share, subject to adjustment. The Rights will become exercisable if a person or group acquires 25% or more of the voting power of NiSource or announces a tender or exchange offer following which such person or group would hold 25% or more of NiSource's voting power. If such an acquisition were consummated, or if NiSource were acquired by the person or group in a merger or other business combination, then each Right would be exercisable for that number of shares of Common Stock or the acquiring company's common shares having a market value of two times the exercise price of the Right. The Rights will also become exercisable on or after the date on which the 25% threshold has been triggered, if NiSource is acquired in a merger or other business combination in which NiSource is not the survivor or in which NiSource is the survivor but its Common Stock is changed into or exchanged for securities of another entity, cash or other property, or 50% or more of the assets or earning power of NiSource and its subsidiaries is sold. At such time, each Right will become exercisable for that number of common shares of the acquiring company having a market value of two times the exercise price of the Right, but the Rights will not be exercisable in this instance if the person who acquired sufficient shares to reach the 25% threshold did so at a price and on terms determined by the board of directors to be fair to NiSource's shareholders and in the best interests of NiSource, provided that the price per common share offered in the merger or other business combination is not less than the price paid in the offer and the form of the consideration offered in the merger or other business combination is the same as that paid in the offer. NiSource may redeem the Rights at a price of $.01 per Right prior to the occurrence of an event that causes the Rights to be exercisable for Common Stock. The Rights will expire on March 12, 2010.(20)

               (c) Long-term Debt. Long-term Debt may be issued, directly or indirectly through one or more Financing Subsidiaries, in the form of bonds, notes, medium-term notes or debentures under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders. The


-------------------

(19) The Commission has previously authorized registered holding companies to issue and sell Equity-linked Securities. In addition to the Merger Order, see Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001) and American Electric Power Company, Inc., Holding Co. Act Release
     No. 27517 (Apr. 11, 2002).

(20) The Commission has previously authorized registered holding companies to adopt and implement similar shareholder rights plans. See e.g., Ameren Corporation, Holding Co. Act Release No. 26961 (Dec. 29, 1998); Interstate Energy Corporation, Holding Co. Act Release No. 26965 (Jan. 15, 1999).

maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding at the time of issuance.

               (d) Short-term Debt. NiSource proposes to issue and sell from time to time, directly or indirectly through one or more Financing Subsidiaries, Short-term Debt, in the form of commercial paper, notes issued to banks and other institutional lenders, and other forms of short-term indebtedness, in an aggregate principal amount at any time outstanding not to exceed $2.5 billion. Within such limitation, NiSource proposes to maintain and renew from time to time, directly or indirectly through one or more Financing Subsidiaries, its current 3-year credit facility and/or enter into other similar credit lines with banks or other institutional lenders. Only the amount borrowed under credit lines will count against the proposed limit on Short-term Debt. Short-term borrowings under credit lines will have maturities of less than one year from the date of each borrowing.

          NiSource currently does not have any outstanding commercial paper. In the future, however, NiSource may seek to lower its borrowing cost by reentering the commercial paper market. Commercial paper issued under any commercial paper facility would be sold, directly or indirectly through one or more Financing Subsidiaries, in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring such commercial paper would reoffer it at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that such commercial paper would be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

               1.6.3 Financing by Columbia. Columbia will continue to provide equity and long-term debt capital to its Utility and Non-Utility Subsidiaries in the form of purchases of additional equity securities, cash capital contributions and open account advances pursuant to Rule 45(b), and intercompany loans, which, except in the case of Columbia Maryland (see Item 1.6.4 below) are exempt pursuant to Rule 52. In order to provide such capital to its subsidiaries, as well as to retire and/or prepay its outstanding long-term indebtedness, Columbia requests authorization to issue additional shares of its common stock directly to NiSource and/or unsecured notes evidencing long-term borrowings from NiSource Finance or other Financing Subsidiary of NiSource and/or unaffiliated third-party lenders in an aggregate amount not to exceed $3 billion (excluding securities issued for purposes of refunding or replacing other outstanding securities of Columbia where Columbia's capitalization is not increased as a result thereof). The interest rate and maturity of any series of long-term debt securities issued by Columbia to NiSource Finance or other Financing Subsidiary of NiSource will parallel the effective cost of funds of Long-term Debt recently issued by NiSource Finance or other Financing Subsidiary of NiSource, provided that, if no such Long-term Debt securities were issued during the previous calendar quarter, then the interest rate and maturity of any series of long-term debt securities issued by Columbia to NiSource Finance or other Financing Subsidiary of NiSource will be either the estimated new long-term rate that would be in effect if NiSource Finance or other Financing Subsidiary of NiSource were to issue long-term debt securities, as projected by a major investment bank, or the prevailing market rate for a newly issued "BBB"
- rated utility bond. Long-term debt of any series of Columbia issued to an unaffiliated third-party lender will comply with the parameters for Long-term Debt set forth in Item 1.6.1 above.

               1.6.4 Utility Subsidiary Financing. The issue and sale of most securities by the Utility Subsidiaries (other than Columbia Maryland) will be exempt from the preapproval requirements of Sections 6(a) and 7 of the Act pursuant to Rule 52(a), as most such securities must be approved by the public service commission in the state in which each Utility Subsidiary is incorporated and operating. Specifically, the Indiana Utility Regulatory Commission ("IURC") must approve all financings by Northern Indiana, Kokomo, and NIFL other than short-term indebtedness having a maturity of 12 months or less; the Massachusetts Department of Telecommunications and Energy ("MDTE") must approve all financings by Bay State other than short-term indebtedness having a maturity of one year or less; the New Hampshire Public Utilities Commission ("NHPUC") must approve most financings by Northern Utilities other than short-term indebtedness having a maturity of one year or less up to a maximum amount equal to 10% of net plant; the Public Utilities Commission of Ohio ("PUCO") must approve all financings by Columbia Ohio other than short-term indebtedness with a maturity of less than one year; the Public Service Commission of Kentucky ("KPSC") must approve all financings by Columbia Kentucky other than notes with a maturity of less than two years; the Pennsylvania Public Utilities Commission ("PPUC") must approve all financings by Columbia Pennsylvania other than short-term indebtedness with a maturity of one year or less or having no fixed maturity but payable on demand; and the Virginia State Corporation Commission ("VSCC") must approve all financings by Columbia Virginia other than short-term indebtedness with a maturity of less than one year if the amount thereof is less than 12% of total capitalization of Columbia Virginia.

          Columbia Maryland is not able to rely upon Rule 52(a) for an exemption from Sections 6(a) and 7 of the Act because Columbia Maryland is a Delaware corporation. Accordingly, Columbia Maryland requests authorization to issue and sell from time to time during the Authorization Period, and Columbia requests authorization to acquire, additional shares of Columbia Maryland's common stock and long-term debt securities. The aggregate amount of common stock and/or long-term debt securities to be issued by Columbia Maryland during the Authorization Period will not exceed $40 million. Columbia Maryland will use the proceeds of common stock and long-term debt securities to finance, in part, capital expenditures, and for other general and corporate purposes.

          The interest rate on long-term debt securities issued by Columbia Maryland to Columbia will be designed to match the interest rate on borrowings made by Columbia from NiSource Finance or other Financing Subsidiary of NiSource in order to fund the purchase of such long-term securities, which, in turn, will be equal to the effective rate (i.e., interest rate plus issuance costs) for the most recent series Long-term Debt securities issued by NiSource Finance or other Financing Subsidiary of NiSource during the previous calendar quarter, provided that, if no such Long-term Debt securities were issued during the previous calendar quarter, then the interest rate on any series of long-term debt securities issued by Columbia Maryland to Columbia will be either the estimated new long-term rate that would be in effect if NiSource Finance or other Financing Subsidiary of NiSource were to issue long-term debt securities, as projected by a major investment bank, or the prevailing market rate for a newly issued "BBB" - rated utility bond. Long-term notes issued by Columbia Maryland to Columbia may have maturities of up to 30 years and may be either secured or unsecured.

          The Utility Subsidiaries do not intend to issue any short-term debt securities externally. Instead, the Utility Subsidiaries will satisfy their short-term borrowing needs through borrowings under the Money Pool (see Item 1.7 below).

               1.6.5 Non-Utility Subsidiary Financing. NiSource, through the Non-Utility Subsidiaries, expects to continue to be active in the development and expansion of energy-related or otherwise functionally-related, non-utility businesses. In order to finance investments in such competitive businesses, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions that are commonly accepted for such types of investments. It is believed that, in almost all cases, financings by the Non-Utility Subsidiaries will be exempt from Commission authorization pursuant to Rule 52(b).

          In order to be exempt under Rule 52(b), any loans by NiSource to a Non-Utility Subsidiary, or by any Non-Utility Subsidiary, including a Financing Subsidiary, to another Non-Utility Subsidiary must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in the limited circumstances where the Non-Utility Subsidiary making the borrowing is not wholly owned by NiSource, directly or indirectly, authority is requested under the Act for NiSource or a Non-Utility Subsidiary, as the case may be, to make such loans to such less than wholly-owned subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.(21) If such loans are made to a less than wholly-owned Non-Utility Subsidiary, such company will not sell any services to any associate company unless such company falls within one of the categories of companies to which goods and services may be sold on a basis other than "at cost," as described below in Item 1.15 below. Furthermore, in the event any such loans are made, NiSource will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to such transaction.

          1.7 CONTINUATION OF MONEY POOLS. NiSource, the Utility Subsidiaries and certain of the Non-Utility Subsidiaries (as listed below) hereby request authorization to continue to participate in the Money Pool. To the extent not exempted by Rule 52, the Money Pool participants request authorization during the Authorization Period to make unsecured short-term borrowings from the Money Pool and to contribute surplus funds to the Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Money Pool. To the extent not exempt by Rule 45(b) or Rule 52(d), as applicable,


-------------------


(21) The Commission has granted similar authority to another registered holding company. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999).

NiSource, directly or indirectly through NiSource Finance, requests authorization to invest surplus funds and/or lend and extend credit to the participating subsidiaries through the Money Pool.

          In addition to NiSource and Columbia and the ten Utility Subsidiaries, the following direct and indirect Non-Utility Subsidiaries are participants in the Money Pool:

          NiSource Corporate Services Company
          EnergyUSA, Inc. (an Indiana corporation)
          EnergyUSA-TPC Corp.
          EnergyUSA, Inc. (a Massachusetts corporation)
          Primary Energy, Inc.
          NiSource Capital Markets, Inc.
          NiSource Finance Corp.
          Granite State Transmission, Inc.
          Crossroads Pipeline Company
          NiSource Development Company, Inc.
          NI Energy Services, Inc.
          NiSource Energy Technologies, Inc.
          IWC Resources Corporation
          Columbia Gas Transmission Corporation
          Columbia Gulf Transmission Company
          Columbia Assurance Agency, Inc.
          Columbia Accounts Receivable Corporation
          Columbia Atlantic Trading Corporation
          Columbia Deep Water Services Company
          Columbia Electric Remainder Corporation
          Columbia Energy Services Corporation
          NiSource Insurance Corporation Limited
          Columbia Service Partners, Inc.

          NiSource, Columbia, NiSource Finance, and Capital Markets will continue to participate in the Money Pool as investors only and not as borrowers. In the future, it is proposed that other existing or new non-utility subsidiaries of NiSource may participate in the Money Pool as investors only without further approval of the Commission. EWGs, FUCOs, and ETCs will be specifically excluded from participating in the Money Pool as borrowers.

          The Applicants believe that the effective cost of short-term borrowings under the Money Pool will generally be more favorable to those Subsidiaries that are authorized to make borrowings than the comparable cost of external short-term borrowings, and that the investment rate paid to participating Subsidiaries that invest surplus funds in the Money Pool will generally be higher than the typical yield on short-term money market investments.

          Under the System Money Pool Agreement (Exhibit B-3 hereto), short-term funds are available from the following sources for short-term loans to the participating Subsidiaries from time to time: (1) surplus funds in the treasuries of Money Pool participants, and (2) proceeds received by NiSource Finance from the sale of commercial paper, borrowings from banks and other lenders, and other financing arrangements ("External Funds"). Funds are made available from such sources in such order as NiSource Services, as the

Administrative Agent under the System Money Pool Agreement, determines would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of Money Pool participants that invest funds in the Money Pool.

          Each participating Subsidiary that is authorized to borrow from the Money Pool (an "Eligible Borrower") will borrow pro rata from each Money Pool participant that invests surplus funds, in the proportion that the total amount invested by such investing participant bears to the total amount then invested in the Money Pool. On any day when more than one source of funds invested in the Money Pool (e.g., surplus treasury funds of NiSource and other Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Money Pool, each Eligible Borrower will borrow pro rata from each such funding source in the Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of funds invested in to the Money Pool. The interest rate charged to Eligible Borrowers on borrowings under the Money Pool and paid to Money Pool participants that invest surplus funds in the Money Pool (the "Composite Rate") will be determined monthly and will equal the weighted average daily rate on
(i) short-term debt of NiSource Finance (i.e., External Funds), plus
(ii) earnings on external investments by NiSource Finance.

          Funds not required by the Money Pool to make loans (with the exception of funds required to satisfy the Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities; (ii) commercial paper; (iii) certificates of deposit; (iv) bankers' acceptances; (v) repurchase agreements; (vi) tax exempt notes; (vii) tax exempt bonds; (viii) tax exempt preferred stock; and (ix) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

          The interest income and investment income earned on loans and investments of surplus funds would be allocated among those Money Pool participants that have invested funds in accordance with the proportion each participant's investment of funds bears to the total amount of funds invested in the Money Pool and the cost of External Funds provided to the Money Pool by NiSource Finance.

          Each Eligible Borrower receiving a loan through the Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event within one year after the date of such loan. All loans made through the Money Pool may be prepaid by the borrower without premium or penalty and without prior notice.

          Proceeds of any short-term borrowings from the Money Pool may be used by an Eligible Borrower (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes.

          The Utility Subsidiaries (other than Columbia Virginia)(22) request authority to make borrowings through the Money Pool in the following maximum amounts at any time outstanding:

               Utility Subsidiary               Borrowing Limit
               ------------------               ---------------
               Northern Indiana                 $1,000,000,000
               Kokomo                               50,000,000
               NIFL                                 50,000,000
               Bay State                           300,000,000
               Northern Utilities(23)               50,000,000
               Columbia Ohio                       700,000,000
               Columbia Kentucky                    80,000,000
               Columbia Pennsylvania               300,000,000
               Columbia Maryland                    50,000,000

          Borrowings under the Money Pool by Eligible Borrowers other than the Utility Subsidiaries are exempt pursuant to Rule 52(b).

          1.8  GUARANTEES.

               1.8.1 Parent Guarantees. NiSource, directly or indirectly through one or more Financing Subsidiaries, and Columbia request authorization to provide Parent Guarantees with respect to debt securities or other contractual obligations of any Subsidiary as may be appropriate in the ordinary course of such Subsidiary's business, in an aggregate principal or nominal amount not to exceed $3.5 billion in the case of NiSource and $3.5 billion in the case of Columbia outstanding at any one time, provided however, that the amount of any Parent Guarantees in respect of obligations of any Subsidiaries shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable. Parent Guarantees may take the form of, among others, direct guarantees, reimbursement undertakings under letters of credit, "keep well" undertakings, agreements to indemnify, and expense reimbursement agreements. Any Parent Guarantee that is outstanding at the end of the Authorization Period shall remain in force until it expires or terminates in accordance with its terms.

          The debt of any Financing Subsidiary guaranteed by NiSource or Columbia will comply with the parameters for financing authorization set forth in Item 1.6.1 above. In order to avoid double counting, however, the amount of any Parent Guarantee with respect to securities issued by a Financing Subsidiary will not also be counted against the proposed limit on Parent Guarantees.


-------------------

(22) Borrowings under the Money Pool by Columbia Virginia are exempt under Rule 52(a).

(23) Any borrowings by Northern Utilities under the Money Pool that are in excess of 10% of its net fixed plant must be approved by the NHPUC and, therefore, would be exempt under Rule 52(a).

          Parent Guarantees may, in some cases, be provided to support obligations of Subsidiaries that are not readily susceptible of exact quantification or that may be subject to varying quantification. In such cases, NiSource or Columbia, as the case may be, will determine the exposure under such guarantee for purposes of measuring compliance with the proposed limitation on Parent Guarantees by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with Generally Accepted Accounting Principles ("GAAP"). Such estimation will be reevaluated periodically.

          NiSource and Columbia request authorization to charge each Subsidiary a fee for each Parent Guarantee that is not greater than the cost, if any, of obtaining the liquidity necessary to perform such Parent Guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time that it remains outstanding.

               1.8.2 Non-Utility Subsidiary Guarantees. In addition to guarantees that may be provided by NiSource or Columbia or by a Financing Subsidiary of either, Non-Utility Subsidiaries (including Financing Subsidiaries without credit support from NiSource or Columbia) request authority to provide to other Non-Utility Subsidiaries guarantees of indebtedness or contractual obligations or other forms of credit support ("Non-Utility Subsidiary Guarantees") in an aggregate principal amount not to exceed $2 billion outstanding at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b), provided however, that the amount of Non-Utility Guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitations of Rule 58(a)(1). The Non-Utility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above.

          1.9  HEDGING TRANSACTIONS.
               ---------------------

               1.9.1 Interest Rate Hedges. NiSource, and to the extent not exempt pursuant to Rule 52, the Subsidiaries, request authorization to enter into interest rate hedging transactions with respect to outstanding indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch Investor Service or Duff and Phelps.

          Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or Agency (e.g., FNMA) obligations or LIBOR-based swap instruments. The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

               1.9.2 Anticipatory Hedges. In addition, NiSource and the Subsidiaries request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

          Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT") or other designated contract markets, the establishment of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. NiSource or a Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution.

          The Applicants will comply with Statement of Financial Accounting Standard ("SFAS") 133 (Accounting for Derivative Instruments and Hedging Activities) and SFAS 138 (Accounting for Certain Derivative Instruments and Certain Hedging Activities) or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). The Applicants represent that each Interest Rate Hedge and each Anticipatory Hedge will qualify for hedge accounting treatment under the current FASB standards in effect and as determined as of the date such Interest Rate Hedge or Anticipatory Hedge is entered into. The Applicants will also comply with any future FASB financial disclosure requirements associated with hedging transactions.(24)

          1.10 CHANGES IN CAPITALIZATION OF MAJORITY-OWNED SUBSIDIARIES. The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to NiSource or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued pursuant to this filing cannot be ascertained at this time. It may happen that the proposed sale of capital securities (i.e., common stock or preferred stock)


-------------------

(24) The proposed terms and conditions of the Interest Rate Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (Apr. 7, 1999); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999).

may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value.

          As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any 50% or more owned Subsidiary's authorized capital stock capitalization or other equity interests by an amount deemed appropriate by NiSource or other intermediate parent company; provided that the consents of all other shareholders have been obtained for the proposed change. This request for authorization is limited to NiSource's 50% or more owned Subsidiaries and will not affect the aggregate limits or other conditions contained herein. A Subsidiary would be able to change the par value, or change between par value and no-par stock, or change the form of such equity from common stock to limited partnership or limited liability company interests or similar instruments, or from such instruments to common stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business. NiSource will be subject to all applicable laws regarding the fiduciary duty of fairness of a majority shareholder to minority shareholders in any such 50% or more owned Subsidiary and will undertake to ensure that any change implemented under this paragraph comports with such legal requirements.(25)

          1.11 FINANCING SUBSIDIARIES. As indicated, NiSource currently owns the stock of two Financing Subsidiaries: NiSource Finance and Capital Markets. These entities were formed specifically for the purpose of financing the activities of NiSource and certain of its Subsidiaries. In the future, NiSource and the Subsidiaries may find it desirable to organize and acquire the equity securities of one or more additional corporations, trusts, partnerships or other entities organized to serve the same purpose. Specifically, Financing Subsidiaries may be organized to issue Long-term Debt, Short-term Debt, and Preferred Securities (including but not limited to monthly income preferred securities) to third parties and the transfer of the proceeds of such financings to NiSource or such Subsidiaries. NiSource and, to the extent not exempt under Rule 52, Subsidiaries also request authorization to issue their subordinated unsecured notes ("Subordinated Notes") to any Financing Subsidiary to evidence the transfer of financing proceeds by a Financing Subsidiary to its parent company. The principal amount, maturity and interest rate on any such Subordinated Notes will be designed to parallel the amount, maturity and interest or distribution rate on the securities issued by a Financing Subsidiary in respect of which the Subordinated Note is issued. The amount of securities issued by any Financing Subsidiary to third parties pursuant to the authorization requested herein will be included in the overall external financing limitation, if any, authorized for the immediate parent company of such Financing Subsidiary. However, to avoid double counting, the amount of Subordinated Notes issued by a parent company to its Financing Subsidiary will not be counted against such external financing limitation. Securities issued by any Financing Subsidiary to third parties shall be exempt pursuant to Rule 52 (and therefore reportable on Form U-6B-2) only if such securities, if issued directly by the parent company of such the Financing Subsidiary, would be exempt


-------------------

(25) The Commission has previously approved substantially similar proposals. See e.g., FirstEnergy Corp., Holding Co. Act Release No. 27459 (Oct. 29, 2001); and Reliant Energy, Inc., et al., Holding Co. Act Release No. 27548
     (July 5, 2002).

under Rule 52. NiSource or a Subsidiary may, if required, guarantee or enter into support or expense agreements in respect of the obligations of any such Financing Subsidiaries.(26)

          1.12 INTERMEDIATE SUBSIDIARIES. NiSource proposes to acquire, directly or indirectly, the securities of one or more Intermediate Subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs or FUCOs, Rule 58 Subsidiaries, ETCs or other non-exempt Non-Utility Subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in administrative activities ("Administrative Activities") and development activities ("Development Activities"), as such terms are defined below, relating to such subsidiaries.(27) To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, NiSource requests an exemption under Section 13(b) of the Act for Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities at fair market prices in the specific circumstances set forth in Item 1.15 below.

          Administrative Activities include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage NiSource's investments in Non-Utility Subsidiaries.

          Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage NiSource's investments in Non-Utility Subsidiaries.

          An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG or FUCO, Rule 58 Subsidiary, ETC or other non-exempt Non-Utility Subsidiary; (2) after the award of such a bid proposal, in order to


-------------------

(26) The Commission has previously authorized registered holding companies and their subsidiaries to create financing subsidiaries, subject to substantially the same terms and conditions. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (Apr. 7, 1999); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999); and Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000).

(27) The Commission has previously authorized Columbia to organize intermediate subsidiary companies to acquire and hold various non-utility subsidiaries. See Columbia Energy Group, et al., Holding Co. Act Release No. 27099
     (Nov. 5, 1999).

facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by NiSource and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired non-utility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit NiSource's exposure to U.S. and foreign taxes; (7) to further insulate NiSource and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

          Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by NiSource from the Commission; and (3) other available cash resources, including proceeds of securities sales by Non-Utility Subsidiaries pursuant to Rule 52. To the extent that NiSource provides funds or guarantees directly or indirectly to an Intermediate Subsidiary that are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds or guarantees will be included in NiSource's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

          1.13 SUBSEQUENT REORGANIZATIONS OF NON-UTILITY SUBSIDIARIES. NiSource requests approval to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-Utility Subsidiaries, and the activities and functions related to such investments. To effect any such consolidation or other reorganization, NiSource may wish to either contribute the equity securities of one Non-Utility Subsidiary to another Non-Utility Subsidiary (including a newly formed Intermediate Subsidiary) or sell (or cause a Non-Utility Subsidiary to sell) the equity securities or all or part of the assets of one Non-Utility Subsidiary to another one. To the extent that these transactions are not otherwise exempt under the Act or rules thereunder,(28) NiSource hereby requests authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries NiSource's ownership interests in existing and future Non-Utility Subsidiaries.(29) Such transactions may take the form of a Non-Utility Subsidiary selling, contributing or transferring the equity securities of a subsidiary or all or part of such subsidiary's assets as a dividend to an Intermediate Subsidiary or to another Non-Utility Subsidiary, and the acquisition, directly or indirectly, of the equity securities or assets of such subsidiary, either by purchase or by receipt of a dividend. The purchasing Non-Utility Subsidiary in any transaction structured as an intrasystem sale of


-------------------

(28) Sections 12(c), 32(g), 33(c)(1) and 34(d) and Rules 43(b), 45(b), 46(a) and
     58, as applicable, may exempt many of the transactions described in this paragraph.

(29) The Commission has previously granted similar authority to other holding companies. See Entergy Corporation, et al., Holding Co. Act Release
     No. 27039 (June 22, 1999).

equity securities or assets may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities being sold.(30)

          1.14 EXPENDITURES ON DEVELOPMENT ACTIVITIES. NiSource requests a continuation of its authority under the November 1, 2000 Order to make expenditures on Development Activities, as defined in Item 1.12 above, in an aggregate amount of up to $250 million. NiSource proposes a "revolving fund" concept for permitted expenditures on Development Activities. Thus, to the extent a Non-Utility Subsidiary in respect of which expenditures for Development Activities were made subsequently becomes an EWG or FUCO or qualifies as an "energy-related company" under Rule 58, the amount so expended will cease to be considered an expenditure for Development Activities, but will instead be considered as part of the "aggregate investment" in such entity pursuant to Rule 53 or 58, as applicable.(31)

          1.15 SALES OF SERVICES AND GOODS AMONG SUBSIDIARIES. Non-Utility Subsidiaries request authorization to provide services and sell goods to each other at fair market prices determined without regard to cost, and therefore request an exemption (to the extent that Rule 90(d) does not apply) pursuant to
Section 13(b) from the at-cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the Non-Utility Subsidiary purchasing such goods or services is:

          (i) A FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

          (ii) An EWG that sells electricity at market-based rates that have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser is not Northern Indiana;

          (iii) A "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company (other than


-------------------

(30) The Commission has authorized other registered holding companies to carry out future reorganizations of their non-utility businesses without further approval. See Columbia Energy Group, Inc., Holding Co. Act Release
     No. 27099 (Nov. 5, 1999).

(31) This type of approval for a revolving fund of permitted expenditures on Development Activities has been approved by the Commission in prior cases. See e.g., Exelon Corporation, Holding Co. Act Release No. 27545 (June 27,
     2002).

Northern Indiana) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

          (iv) A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not Northern Indiana; or

          (v)  A Rule 58 Subsidiary or any other Non-Utility Subsidiary that
(a) is partially-owned by NiSource, provided that the ultimate purchaser of such goods or services is not a Utility Subsidiary, NiSource Services (or any other entity within the NiSource system whose activities and operations are primarily related to the provision of goods and services to the Utility Subsidiaries), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Non-Utility Subsidiaries described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.(32)

          1.16 ACTIVITIES OF ENERGY-RELATED SUBSIDIARIES OUTSIDE THE UNITED STATES. NiSource, on behalf of any current or future Non-Utility Subsidiaries, requests authority for such Non-Utility Subsidiaries to engage in certain "energy-related" activities outside the United States. Such activities may include:

          (i) the brokering and marketing of electricity, natural gas and other energy commodities ("Energy Marketing");

          (ii) energy management services ("Energy Management Services"), including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or


-------------------

(32) The five circumstances in which market based pricing would be allowed are substantially the same as those approved by the Commission in other cases. See Entergy Corporation, et al., Holding Co. Act Release No. 27039
     (June 22, 1999); Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999); and Interstate Energy Corporation, Holding Co. Act Release No. 27069 (Aug. 26, 1999).

          mitigate adverse effects of power disturbances on a customer's electrical systems; and

          (iii) engineering, consulting and other technical support services ("Consulting Services") with respect to energy-related businesses, as well as for individuals. Such Consulting Services would include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar services.

          NiSource requests that the Commission (i) authorize Non-Utility Subsidiaries to engage in Energy Marketing activities in Canada and reserve jurisdiction over Energy Marketing activities outside of Canada pending completion of the record in this proceeding,(33) (ii) authorize Non-Utility Subsidiaries to provide Energy Management Services and Consulting Services anywhere outside the United States,(34) and (iii) reserve jurisdiction over other activities of Non-Utility Subsidiaries outside the United States, pending completion of the record.

          In addition, NiSource requests authorization for Non-Utility Subsidiaries to engage in "gas-related" activities outside the United States, subject to certain proposed limitations and a request for reservation of jurisdiction. Specifically, NiSource requests approval for Non-Utility Subsidiaries to engage in the development, exploration and production of natural gas and oil in Canada and to invest up to $300 million in the equity securities or assets of new or existing companies that derive substantially all of their income from such activities. In addition, NiSource requests approval for Non-Utility Subsidiaries to invest, directly or indirectly through other subsidiaries, in natural gas pipelines or storage facilities located outside the United States. Investments in such entities would also count against the $300 million investment limitation. NiSource requests that the Commission (i) reserve jurisdiction over the proposed exploration and production activities in foreign countries other than Canada pending completion of the record,(35) and


-------------------

(33) See Southern Energy, Inc., Holding Co. Act Rel. No. 27020 (May 13, 1999) (supplemental order amending prior order to permit registered holding company subsidiary to engage in power and gas marketing activities in Canada and reserving jurisdiction over such activities outside the United States and Canada); Interstate Energy Corporation, Holding Co. Act Release No. 27069 (Aug. 26, 1999). See too, National Fuel Gas Company, et al., Holding Co. Act Release No. 27114 (Dec. 16, 1999).

(34) The Commission has heretofore authorized non-utility subsidiaries of a registered holding company to sell similarly-defined energy management services and technical consulting services to customers outside the United States. See Columbia Energy Group, et al., Holding Co. Act Release
     No. 26498 (Mar. 25, 1996); and Cinergy Corp., Holding Co. Act Release
     No. 26662 (Feb. 7, 1997); and Interstate Energy Corporation, Holding Co. Act Release No. 27069 (Aug. 26, 1999).

(35) The Commission has heretofore authorized similar programs of investing in development, exploration and production activities in Canada. See National Fuel Gas Company, et al., Holding Co. Act Release No. 27114 (Dec. 16,
     1999); and Columbia Energy Group, et al., Holding Co. Act Release No. 27055 (July 30, 1999).

(ii) reserve jurisdiction over investments in pipeline and storage facilities outside the United States pending completion of the record.

          1.17  DISTRIBUTIONS OUT OF CAPITAL OR UNEARNED SURPLUS.

               1.17.1 Distributions by Columbia . Since being acquired by NiSource, Columbia has sold or entered into agreements to sell the stock or assets of several of its non-utility subsidiaries.(36) Under Section 12(c) of the Act and Rules 26(c) and 46, the ability of Columbia to distribute the cash proceeds from any such sale to NiSource as a dividend may be limited. This would occur, for example, if the amount of proceeds from such sales were to exceed the retained earnings of Columbia at the time of the distribution. Likewise, the exemption under Rule 42 would not apply to any use of such proceeds by Columbia to acquire shares of its common stock that are held by NiSource. Accordingly, Columbia requests authorization to transfer some or all of the net proceeds of any sale or sales of the securities or assets of Non-Utility Subsidiaries of Columbia to NiSource, either by paying a dividend or by repurchasing shares of its common stock that are held by NiSource.(37) Columbia will not pay any dividend to NiSource or repurchase shares of its common stock from NiSource if, as a result thereof, common equity as a percentage of its capitalization would be less than 30% on a consolidated basis.

               1.17.2 Payment of Dividends by Non-Utility Subsidiaries. NiSource also proposes, on behalf of each of its current and future Non-Utility Subsidiaries that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus, to the extent permitted under applicable corporate law and the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.(38)

          NiSource anticipates that there will be situations in which a Non-Utility Subsidiary will have unrestricted cash available for distribution in excess of such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in


-------------------

(36) Columbia has sold or announced its agreement to sell the stock or assets of Columbia LNG Corporation, Columbia Energy Retail Corporation, Columbia Electric Corporation and its subsidiaries, Columbia Propane Corporation, Columbia Petroleum Corporation, Columbia Energy Resources, Inc. and its subsidiaries, Columbia Transmission Communications Corporation and Columbia Service Partners, Inc. and its subsidiaries.

(37) The Commission has previously authorized the payment of dividends out of capital and unearned surplus in an amount equal to the net proceeds of sales of assets. See e.g., Northeast Utilities, et al., Holding Co. Act Release No. 27147 (Mar. 7, 2000).

(38) The Commission has granted similar approvals to other registered holding companies. See Entergy Corporation, et al., Holding Co. Act Release
     No. 27039 (June 22, 1999); and Interstate Energy Corporation, et al., Holding Co. Act Release No. 27069 (Aug. 26, 1999).

part, to capital or unearned surplus. As an example, if an Intermediate Subsidiary of NiSource were to purchase all of the stock of an EWG or FUCO, and following such acquisition, the EWG or FUCO incurs non-recourse borrowings some or all of the proceeds of which are distributed to the Intermediate Subsidiary as a reduction in the amount invested in the EWG or FUCO (i.e., return of capital), the Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to NiSource or its other parent.(39)

          Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of an EWG or FUCO, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.

          Further, there may be periods during which unrestricted cash available for distribution by a Non-Utility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

          Finally, even under circumstances in which a Non-Utility Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

          1.18 TAX ALLOCATION AGREEMENT. Under the Commission's supplemental order dated September 12, 2002 in File No. 70-9681, the Applicants are authorized to file consolidated income tax returns and allocate the consolidated income tax liability of the group in accordance with a Tax Allocation Agreement that does not conform in all respects to the requirements of Rule 45(c) (Exhibit B-4 hereto). Specifically, under the Tax Allocation Agreement, NiSource is permitted to retain the benefit (i.e., the tax savings) in consolidated tax liability that is attributable to the interest expense on the Acquisition Debt, subject to certain limitations and restrictions.

          The term "Acquisition Debt," as used herein, includes $2.95 billion of senior unsecured notes with varying maturities between April 15, 2003 and November 15, 2010 that were issued by NiSource Finance to refinance most of the commercial paper borrowings incurred by NiSource Finance at the time of closing in order to fund the cash portion of the consideration paid for Columbia's shares and the debentures embedded in the SAILS (as described in Item 1.3.1 above). The term also includes indebtedness that may be incurred by NiSource or


-------------------

(39) The same problem would arise where an Intermediate Subsidiary is over-capitalized in anticipation of a bid which is ultimately unsuccessful. In such a case, NiSource would normally desire a return of some or all of the funds invested.

NiSource Finance during the Authorization Period for the purpose of refinancing any of the foregoing indebtedness.

          For the tax year ended December 31, 2001, the tax benefit attributable to the interest expense on the Acquisition Debt was approximately $100.2 million, and for the tax year ended December 31, 2002, it is estimated that such tax benefit will be approximately $97.0 million.

          The Applicants request authorization to continue to file consolidated income tax returns for tax years ending during the Authorization Period pursuant to the previously approved Tax Allocation Agreement. The Applicants will supplement the quarterly report under Rule 24 filed in this proceeding for the quarterly period in which they file their consolidated federal income tax return with information showing the calculation of the portion of NiSource's loss that is attributable to interest expense on the Acquisition Debt and a spreadsheet showing the actual allocation of income taxes to each of the members of the consolidated group and the allocation that would be required by Rule 45(c).

          1.19 CERTIFICATES OF NOTIFICATION. NiSource proposes to file certificates of notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the quarterly reporting period:

          (a) The sales of any Common Stock and the purchase price per share and the market price per share at the date of the agreement of sale;

          (b) The total number of shares of Common Stock issued or issuable under options granted during the quarter under NiSource's benefit plans or otherwise;

          (c) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror;

          (d) The amount and terms of any Long-term Debt, Preferred Securities, Equity-linked Securities or Short-term Debt issued directly or indirectly by NiSource;

          (e) The maximum outstanding amount of all borrowings under or investments in the Money Pool by each Money Pool participant during the quarter, and the rate or range of rates charged on Money Pool borrowings and paid on Money Pool investments;

          (f) The number of shares of common stock issued by Columbia Maryland to Columbia and the price per share paid;

          (g) The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Maryland to Columbia;

               (h) The amount and terms of any financings consummated by any Non-Utility Subsidiary that are not exempt under Rule 52;

               (i) The name of the guarantor and of the beneficiary of any Parent Guarantee or Non-Utility Subsidiary Guarantee issued, and the amount, terms and purpose of the guarantee;

               (j) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into and the identity of the parties to such instruments;

               (k) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary;

               (l) A list of Form U-6B-2 statements filed with the Commission, including the name of the filing entity and the date of the filing; and

               (m) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource and Columbia, that has engaged in authorized financing transactions during the quarter.


ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are estimated not to exceed $60,000. Fees, commissions and expenses paid in connection with any specific financing transaction will be within the limit set forth in Item 1.6.1 above.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          3.1 GENERAL. Sections 6(a) and 7 of the Act are applicable to the issuance and sale of Common Stock, Preferred Securities, Equity-linked Securities, Long-term Debt and Short-term Debt by NiSource, and Sections 6(a), 7, 9(a), 10, 12(b) and 12(f) of the Act are applicable to the issuance and sale of securities by Columbia and acquisition thereof by NiSource (or a Financing Subsidiary of NiSource), to Money Pool transactions (to the extent not exempt under Rule 52), and to intercompany loans to any less than wholly-owned Non-Utility Subsidiary. In addition, Sections 6(a) and 7 of the Act are applicable to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52, and to Anticipatory Hedges. Section 12(b) of the Act and
Rule 45(a) are applicable to the issuance of Parent Guarantees and Non-Utility Subsidiary Guarantees, to the extent not exempt under Rules 45(b) and 52. Sections 9(a)(1) and 10 of the Act are applicable to NiSource's or any Non-Utility Subsidiary's acquisition of the equity securities of any Financing Subsidiary or Intermediate Subsidiary, and the energy-related activities of Non-Utility Subsidiaries outside the United States. Section 12(c) of the Act and Rules 26(c) and 46 are applicable to the payment of dividends or other distributions out of capital or unearned surplus by Columbia and the Non-Utility Subsidiaries. Section 13(b) applies to NiSource's request for an exemption to allow Non-Utility Subsidiaries to render services to other Non-Utility

Subsidiaries at market prices determined without regard to cost. Section 12(b) of the Act and Rule 45(c) are applicable to the allocation of consolidated income tax liability pursuant to the Tax Allocation Agreement.

          3.2 COMPLIANCE WITH RULES 53 AND 54. The transactions proposed herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

          Rule 53(a)(1): NiSource's "aggregate investment" (as defined in
Rule 53) in EWGs is currently $305.6 million, or approximately 35.4% of NiSource's "consolidated retained earnings" (also as defined in Rule 53) at June 30, 2003 ($863.3 million). NiSource does not hold an interest in any FUCO.

          Rule 53(a)(2): NiSource will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. NiSource will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

          Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

          Rule 53(a)(4): NiSource will submit a copy of the Application/Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of NiSource's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

          In addition, NiSource states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.   REGULATORY APPROVALS.
          --------------------

          The participation by Bay State, Northern Utilities, Columbia Virginia and Columbia Pennsylvania in the Money Pool has been approved by the public service commissions of Massachusetts, Maine, Virginia and Pennsylvania. The orders of those commissions were filed as exhibits in File No. 70-9945, as was the notice filing made with the public service commission in New Hampshire. The proposal of Northern Utilities, Columbia Virginia and Columbia Pennsylvania to allocate consolidated income taxes in accordance with the Tax Allocation Agreement has been approved by the public service commissions of Maine, Virginia and Pennsylvania. The orders of those commissions were filed as exhibits in File No. 70-9681. No state commission, and no federal commission, other than the Commission, has jurisdiction over any of the other transactions proposed in this Application/Declaration.

ITEM 5.   PROCEDURE.
          ---------

          The Applicants request the Commission to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. The Applicants request that the Commission's order be issued not later than December 31, 2003, that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent to the participation by the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          A.   EXHIBITS.
               --------

               A-1 Amended and Restated Certificate of Incorporation of NiSource Inc., effective October 31, 2000 (incorporated by reference to Exhibit 3.1 to NiSource's Current Report on Form 8-K, dated November 1, 2000, in File No. 001-16189).

               A-2 Amended and Restated By-Laws of NiSource Inc. (incorporated by reference to Exhibit 3.2 to NiSource's Annual Report on Form 10-K for the year ended December 31, 2001 in File
                    No. 001-16189).

               A-3 Restated Certificate of Incorporation of The Columbia Gas System, Inc, as amended as of November 28, 1995 (incorporated by reference to Exhibit 3-A to Columbia's Annual Report on Form 10-K for the year ended December 31, 1995 in File No. 1-1098).

               A-4 By-Laws of The Columbia Gas System, Inc., as amended dated November 18, 1987 (incorporated by reference to Exhibit 3-B to Columbia's Annual Report on Form 10-K for the year ended December 31, 1987 in File No. 1-1098).

               B-1 Indenture, dated as of November 14, 2000, among NiSource Finance, NiSource, as guarantor, and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-3 filed November 17, 2000 in File No. 333-49330).

               B-2 Rights Agreement, dated November 1, 2000, between NiSource Inc. and ChaseMellon Shareholder Services, L.L.C., as rights agent (incorporated by reference to Exhibit 4.1 to NiSource's Current Report on Form 8-K, dated November 1, 2000, in File No. 001-16189).

               B-3 NiSource System Money Pool Agreement (incorporated by reference to Exhibit B-4 to NiSource's
                    Application/Declaration on Form U-1, as amended, in File No. 70-9681).

               B-4 Tax Allocation Agreement for 2002 (incorporated by reference to Exhibit D to Item 10 of NiSource's Annual Report on Form U5S in File No. 030-00350).

               C-1 Registration Statement of NiSource and NiSource Finance on Form S-3 filed July 29, 2003 ("shelf" registration of $2,807,005,000 of common stock, preferred stock, warrants, debt securities, guarantees of debt securities, and equity-linked securities) (File No. 333-107421).

               C-2 Registration Statement of NiSource and NiSource Finance on Form S-4, as amended as of February 15, 2001 ($2,650,000,000 of NiSource Finance long-term notes and Parent Guarantees thereof) (File No. 333-54650).

               C-3 Registration Statement of NiSource on Form S-8, as amended as of November 2, 2000 (savings and deferred compensation plans) (File No. 333-33896).

               D    None at this time.

               E Organizational Chart of NiSource Inc. and Subsidiaries (Form SE - Required paper format exhibit) (to be filed by amendment).

               F    Opinion of Counsel (to be filed by amendment).

               G    Proposed Form of Federal Register Notice.

               H Projected cash flow summary of NiSource and projected consolidated capitalization ratios of NiSource and Subsidiaries for years 2003 - 2006 (to be filed confidentially by amendment pursuant to Rule 104).

               I Projection of exposure under Parent Guarantees for years 2003 - 2006 (to be filed confidentially by amendment pursuant to Rule 104).

          B.   FINANCIAL STATEMENTS.
               --------------------
FS-1      NiSource Consolidated Statement of Income          Incorporated by reference to Current
          for the year ended December 31, 2002.              Report of NiSource on Form 8-K, filed
                                                             July 15, 2003, in File No. 001-16189

FS-2      NiSource Consolidated Balance Sheet  as of         Incorporated by reference to Current
          December 31, 2002.                                 Report of NiSource on Form 8-K, filed
                                                             July 15, 2003, in File No. 001-16189

FS-3      NiSource Consolidated Statement of Income          Incorporated by reference to Quarterly
          for the six months ended June 30, 2003.            Report of NiSource on Form 10-Q for the
                                                             quarter ended June 30, 2003 in File
                                                             No. 001-16189

FS-4      NiSource Consolidated Balance Sheet  as of         Incorporated by reference to Quarterly
          June 30, 2003.                                     Report of NiSource on Form 10-Q for the
                                                             quarter ended June 30, 2003 in File
                                                             No. 001-16189

FS-5      Columbia Consolidated Statement of Income          Incorporated by reference to Annual
          for the years ended December 31, 2002              Report of Columbia on Form 10-K for the
                                                             year ended December 31, 2002 in File
                                                             No. 1-1098

FS-6      Columbia Consolidated Balance Sheet as of          Incorporated by reference to  Annual
          December 31, 2002                                  Report of Columbia on Form 10-K for the
                                                             year ended December 31, 2002 in File
                                                             No. 1-1098

FS-7      Columbia Consolidated Statement of Income          Incorporated by reference to Quarterly
          for the six months ended June 30, 2003             Report of Columbia on Form 10-Q for the
                                                             period ended June 30, 2003 in File
                                                             No. 1-1098

FS-8      Columbia Consolidated Balance Sheet as of          Incorporated by reference to Quarterly
          June 30, 2003                                      Report of Columbia on Form 10-Q for the


                                       35


                                                             period ended June 30, 2003 in File
                                                             No. 1-1098


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application/Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies has duly caused this Application/Declaration to be signed their behalves by the undersigned thereunto duly authorized.

                                        NISOURCE INC.
                                        NORTHERN INDIANA PUBLIC SERVICE COMPANY
                                        ENERGYUSA, INC.
                                        NISOURCE CAPITAL MARKETS, INC.
                                        NISOURCE FINANCE CORP.
                                        NISOURCE DEVELOPMENT COMPANY, INC.
                                        NI ENERGY SERVICES, INC.
                                        NISOURCE CORPORATE SERVICES COMPANY
                                        NISOURCE ENERGY TECHNOLOGIES, INC.
                                        KOKOMO GAS AND FUEL COMPANY
                                        NORTHERN INDIANA FUEL AND LIGHT COMPANY,
                                           INC.
                                        BAY STATE GAS COMPANY
                                        BAY STATE GPE, INC.
                                        NORTHERN UTILITIES, INC.
                                        PRIMARY ENERGY, INC.
                                        GRANITE STATE TRANSMISSION, INC.
                                        CROSSROADS PIPELINE COMPANY
                                        IWC RESOURCES CORPORATION
                                        COLUMBIA ENERGY GROUP
                                        COLUMBIA GAS OF KENTUCKY, INC.
                                        COLUMBIA GAS OF OHIO, INC.
                                        COLUMBIA GAS OF MARYLAND, INC.
                                        COLUMBIA GAS OF PENNSYLVANIA, INC.
                                        COLUMBIA GAS OF VIRGINIA, INC.
                                        COLUMBIA SERVICE PARTNERS, INC.
                                        COLUMBIA NETWORK SERVICES CORPORATION
                                        COLUMBIA ATLANTIC TRADING CORPORATION
                                        COLUMBIA DEEP WATER SERVICES COMPANY
                                        COLUMBIA ACCOUNTS RECEIVABLE CORPORATION
                                        NISOURCE INSURANCE CORPORATION LIMITED
                                        COLUMBIA GULF TRANSMISSION COMPANY

                               (signatures continued on next page)

                                        COLUMBIA GAS TRANSMISSION CORPORATION
                                        COLUMBIA ENERGY SERVICES CORPORATION
                                        COLUMBIA REMAINDER CORPORATION


                                        By: /s/  Jeffrey W. Grossman
                                                 -------------------
                                        Name:    Jeffrey W. Grossman
                                        Title:   Vice President


Date:  September 18, 2003